FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No        X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Call for Annual General Meeting of Shareholders of Common Stock and Special Meeting of Shareholders of Class A Preferred Stock to be held April 29, 2009

NORTEL INVERSORA S.A

CALL OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF COMMON STOCK AND SPECIAL MEETING OF SHAREHOLDERS OF CLASS A PREFERRED STOCK

Shareholders are called to hold an Annual General Meeting of Shareholders of Common Stock and a Special Meeting of Shareholders of Class A Preferred Stock to be held on first call on April 29, 2009, at 10.00 a.m, at Av. Alicia Moreau de Justo 50, Ground Floor, City of Buenos Aires, to discuss the following:

AGENDA

1)	Appointment of two shareholders to approve and sign the minutes.

2)	Consideration of the documents set forth in Section 234, paragraph 1, of Law 19,550 and in the Rules of the Comisión Nacional de Valores (i.e., Argentina Securities Commission) and the Buenos Aires Stock Exchange, and the documents in English required by the United States Securities and Exchange Commission, for the fiscal year ended December 31, 2008.

3)	Consideration of the unappropriated profit/(loss) as of December 31, 2008.

4)	Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2008.

5)	Consideration of the Board of Directors’ compensation (AR$504,000.-, appropriated amount) for the fiscal year ending December 31, 2008, equivalent to 0.06% of the “Calculated Profits”, determined pursuant to Section III of the Rules of the Comisión Nacional de Valores, vis a vis the proposal of non-payment of dividends due to the Company’s lack of liquidity.

6)	Authorization the Board of Directors to make advance payments of fees for up to AR$600,000.- to those directors who will qualify as “independent” or perform technical and administrative services or perform special commissions during the twentieth first fiscal year, subject to ratification by the shareholders meeting that will consider the financial documents for the above referred year.

7)	Fees payable to the Supervisory Committee for the twentieth fiscal year (proposal of payment of an aggregate amount of AR$120,000). Authorization to make advance payments of fees to the members of the Supervisory Committee to be appointed for the twentieth first fiscal year up to the amount to be determined by the Shareholders Meeting, subject to ratification by the shareholders meeting that will consider the financial documents for the above mentioned year.

8)	Determination of the number of regular and alternate directors for the twentieth first fiscal year.

9)	Election by shareholders of Class A preferred stock of a regular and alternate director for the twentieth first fiscal year.

10)	Election by shareholders of common stock of regular and alternate directors for the twentieth first fiscal year.

11)	Election of regular and alternate members of the Supervisory Committee for the twentieth first fiscal year.

12)	Appointment of external auditors for the financial statements for the twentieth first fiscal year and determination of their fees, as well as of fees payable to external auditors who rendered their services during the fiscal year ended December 31, 2008.

13)	Consideration of the Audit Committee’s budget for fiscal year 2009.

14)	Consideration of item No. 4 of the Agenda of the Shareholders Meeting held on April 30, 2008, which was not completely resolved at the time by the attending shareholders: “Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2007”.

15)	Consideration of item No. 5 of the Agenda of the Shareholders Meeting held on April 30, 2008, which was not resolved at the time by the attending shareholders: “Consideration of the Board of Directors’ compensation (AR$324,000.-, appropriated amount) for the fiscal year ending December 31, 2007, equivalent to 0.10% of the “Calculated Profits”, determined pursuant to Section III of the Rules of the Comisión Nacional de Valores, vis a vis the proposal of non-payment of dividends due to the Company’s lack of liquidity”.

16)	Consideration of item No. 7 of the Agenda of the Shareholders Meeting held on April 30, 2008, which was not resolved at the time by the attending shareholders: “Fees payable to the Supervisory Committee for the nineteenth fiscal year”.

THE BOARD

Note I: To attend the Shareholders Meetings, shareholders of common stock and shareholders of Class A preferred stock shall deliver an attendance notice no less than three business days before the Shareholders Meetings, to Av. Alicia Moreau de Justo 50, 11th floor, City of Buenos Aires, from 10.00 a.m to 12.00 a.m, and from 3.00 p.m. to 5.00 p.m. The deadline is April 23, 2009, at 5.00 p.m. Election of the members of the Board of Directors referred to in Item No. 10 of the Agenda shall be made by shareholders of common stock only, and election of members of the Board of Directors referred to in Item 9 shall be made by shareholders of Class A preferred stock only. The Shareholders Meetings shall not be held at the legal domicile of the Company.

Note II: Pursuant to General Resolution No. 465/2004 of the Comisión Nacional de Valores, the following information must be submitted by holders of record of the Company’s shares upon registration to attend the Shareholders Meetings: full name or corporate name; type and number of identity document (for individuals) or registration data (for legal entities), specifically indicating the Registry and jurisdiction where they are registered; and domicile, indicating type of domicile. The same information must be submitted by any individual attending the Shareholders Meetings as a representative of a holder of record of shares.

Note III: Any persons attending the Shareholders Meetings as custodians or managers of third parties’ shares are required to comply with the requirements of Item II.9 of the Rules of the Comisión Nacional de Valores so as to be eligible to cast a dissenting vote.

Note IV: Paper copies of all documents to be considered by the Shareholders Meetings, including all proposals made by the Board of Directors in connection with the Agenda, are available at the legal domicile of the Company during the days and hours referred to in Note I above.

Proposals made by the Board of Directors in connection with each of the Items of the Shareholders Meetings’ Agenda

First Item: The Board of Directors proposes that the Shareholders Meeting appoints the two shareholders (or representatives of shareholders) having recorded the highest number of shares to participate in the Shareholders Meeting.

Second Item: It is proposed that all documents for the fiscal year ended December 31, 2008 (Annual Report, Financial Statements with all their Charts, Notes and Schedules, Supplementary Financial Information, Report of the Supervisory Committee, Report of the Audit Committee and Report pursuant to Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, and all other documents for the fiscal year, including the documents in English required by the Securities & Exchange Commission) be approved in the form that such documents have been submitted to the Shareholders Meeting by the Board of Directors, the Supervisory Committee and the Audit Committee.

Third Item: Since the Company has unappropriated profit as of December 2008 but lacks liquidity, the Board of Directors proposes that all unappropriated profit be carried forward.

Fourth Item: The performance of the Board of Directors and of the Supervisory Committee that served during the fiscal year ended December 31, 2008, is subject to the consideration of the Shareholders Meeting.

Fifth Item: The Board of Directors proposes that an aggregate amount of AR$504,000.- be paid to the board of directors that served during fiscal year 2008, to be distributed among its independent members in the manner to be decided by the Board of Directors. The Audit Committee has delivered an opinion on the proposal included in this Item and the one included in the next, considering both to be reasonable.

Sixth Item: It is proposed that the Shareholders Meeting authorize the Board of Directors to make advances of up to AR$600,000 to those of its members qualifying as “independent directors”, or performing technical and administrative services or special commissions during the fiscal year ending December 31, 2009, and authorize the Board to increase said amount in case of inflation.

Seventh Item: The Board of Directors proposes that an aggregate amount of AR$120,000.- be paid to the Supervisory Committee for the fiscal year 2008, to be distributed among its regular members in the manner to be decided by them. In addition, it proposes that the Shareholders Meeting authorize the Board of Director to make advances of up to AR$150,000 to the members of the Supervisory Committee to be appointed for the twentieth first fiscal year, subject to ratification by the shareholders meeting that will consider the financial documents for such year, and authorize the Board to increase said amount in case of inflation.

Eighth Item: It is proposed that the Board of Directors have six regular members and six alternate members serving during fiscal year ending December 31, 2009, which members shall include the regular and alternate members to be appointed by the shareholders of Class A preferred stock at their Special Shareholders Meeting.

Ninth Item: The Board of Directors refrains from making a proposal on this Item. It reminds those shareholders proposing candidates for the Board of Directors and the Supervisory Committee that they need to inform the Shareholders Meeting whether each of such candidates is “independent” or “non-independent” pursuant to the guidelines set forth by the Comisión Nacional de Valores. The Board also reminds those shareholders that for purposes of forming the Audit Committee, the Shareholders Meetings must appoint at least three regular members of the Board of Directors that qualify as “independent” under Rule 10 A-3 of the Securities and Exchange Commission (being one of them the regular member to be appointed by the shareholders of Class A preferred stock), two of which must also qualify as “independent” under the rules of the Comisión Nacional de Valores. In addition, the Shareholders Meetings must appoint one or more alternate members that qualify as “independent” under both sets of rules, in case any regular members of the Audit Committee need to be replaced.

Tenth Item: The Board of Directors refrains from making a proposal on this Item and refers to all considerations included in Ninth Item above.

Eleventh Item: The Board of Directors refrains from making a proposal on this Item and refers to all considerations included in Ninth Item above.

Twelveth Item: It is proposed that Price Waterhouse & Co. SRL be appointed as external auditors for the fiscal year ending December 31, 2009 (with Mr. Alejandro Pablo Frechou as certifying accountant and Mr. Carlos Néstor Martinez as his alternate), who have served as such during fiscal year 2008. In addition, the Board of Directors proposes that the external auditors fees be fixed by the shareholders meeting that will consider the financial documents for the fiscal year ending December 31, 2009, and that the Shareholders Meeting authorize the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees. It is also proposed that the fees of the external auditors who served during the fiscal year ended December 31, 2008 be fixed in the aggregate amount of AR$90,446.- VAT included.

Thirteenth Item: The Board of Directors proposes that the Shareholders Meeting approve the 2009 budget for the Audit Committee in an amount of AR$50,000, according to the assessment made by the Audit Committee.

Fourteenth Item: Following the resolutions adopted by the Board of Directors in its meeting of March 27, 2008, the performance of the Board of Directors and of the Supervisory Committee that served during the fiscal year ended December 31, 2007, is subject to the consideration of the Shareholders Meeting.

Fifteenth Item: Following the resolutions adopted by the Board of Directors in its meeting of March 27, 2008, the Board of Directors once again proposes that an aggregate amount of AR$324,000.- (which was equivalent to 0.10% of the “Calculated Profits”, determined pursuant to Section III of the Rules of the Comisión Nacional de Valores) be paid to the board of directors that served during fiscal year 2007, to be distributed among its independent members in the manner to be decided by the Board of Directors. In its opinion delivered in anticipation of the Board of Directors meeting held on March 27, 2008, the Audit Committee considered the proposal included in this Item to be reasonable.

Sixteenth Item: Pursuant to the resolutions adopted by the Board of Directors in its meeting of March 27, 2008, the Board of Directors proposes that an aggregate amount of AR$60,000.- be paid to the Supervisory Committee for the fiscal year 2007, to be distributed among its regular members in the manner to be decided by them.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 30, 2009	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager